BB 3/15

05038343

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH

SEC FILE NUMBER
~~8-46645~~ 8-53617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Weston Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Riverside Avenue
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce N. Terry (203) 227-5533
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bruce N. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services, LLC ,as of December 31, , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Bruce N. Terry

Title

President

Notary Public

WENDY LYNN SHANNON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weston Financial Services LLC

Statement of Financial Condition

December 31, 2004

Weston Financial Services LLC

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Member of
Weston Financial Services LLC
Westport, Connecticut

We have audited the accompanying statement of financial condition of Weston Financial Services LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weston Financial Services, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 31, 2005

Weston Financial Services LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$61,377
	$61,377
Liabilities and Member's Capital	
Liabilities:	
Accrued expenses	$43,000
Member's capital	18,377
	$61,377

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company commenced operations as a broker-dealer on July 5, 2002. The Company is engaged primarily in selling limited partnerships in primary distributions, private placement of securities and financial advisory services. The Company is a wholly-owned subsidiary of Weston Capital Management, LLC ("Parent").

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Parent has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company through December 31, 2005.

Income Taxes

No provision for Federal and state income taxes is reflected in the accompanying financial statements because the member is responsible for the tax liability or benefit related to its share of taxable income or loss.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. **Related Party Transactions**

The Company maintains an Expense Agreement ("Agreement") with its Parent, Weston Capital Administrative Services LLC and Weston Capital Asset Management, LLC (collectively "Affiliates"). The Affiliates provide the Company with certain operational administrative services for which the Company is allocated its proportional cost. The Company processes certain marketing payments on behalf of an affiliate.

2. **Regulatory Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2004, the Company had regulatory net capital and a regulatory net capital requirement of $18,377 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 2.34 to 1.

3. **Subsequent Capital Transactions**

From January 1, 2005 through January 31, 2005, the Parent contributed $25,000 in capital. There were no capital withdrawals.

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Weston Financial Services, LLC
Westport, CT

In planning and performing our audit of the financial statements and supplemental schedule of Weston Financial Services, LLC ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

The report is intended solely for the use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 31, 2005